

Rule 12g3-2(b) File No. 82-34680

May 19, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. Amy O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Notice of the Resolution at the Board of Directors concerning the Convocation of the 137th Ordinary General Meeting of Shareholders, dated May 19, 2005[English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Satoshi Obayashi

Satoshi Obayashi
Manager
Corporate Legal
& General Affairs Department
Sumitomo Corporation

5/25

Enclosure

(Translation)

May 19, 2005

To Tokyo Stock Exchange, Inc.

Sumitomo Corporation
8-11, Harumi 1-chome,
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

We have pleasure in notifying you that the Board of Directors of the Company, at its meeting held on May 19, 2005, adopted a resolution concerning the convocation of the 137th Ordinary General Meeting of Shareholders.

The Time, Place and Agenda of the General Meeting are as set forth below.

1. Time Friday, June 24, 2005, at 10:00 a.m.

2. Place Conference Hall, 1st floor, Office Tower Y in Harumi Island Triton Square
8-11, Harumi 1-chome, Chuo-ku, Tokyo

3. Agenda Presentation of Reports:

No.1: Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, and the Accounting Auditor's Report and the Board of Corporate Auditors' Report for the Consolidated Financial Statements for the 137th Fiscal Year (April 1, 2004 through March 31, 2005)

No.2: Non-consolidated Balance Sheets, Non-consolidated Statements of Income for the 137th Fiscal Year (April 1, 2004 through March 31, 2005), and Repurchase of Treasury Stock Carried Out by the Resolution of the Board of Directors Pursuant to the Articles of Incorporation

Propositions

Proposition No.1 : Approval of the Proposal for Appropriation of Retained Earnings for the 137th Fiscal Year

Proposition No.2 : Partial Amendment of the Articles of Incorporation

Proposition No.3 : Election of Five Directors

Proposition No.4 : Election of Three Corporate Auditors

Proposition No.5 : Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

Proposition No.6 : Presentation of Retirement Bonuses to Retiring Directors and Retiring Corporate Auditors